This statement amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission by Private Capital Management, Inc., a Florida corporation, SPS Partners, L.P., a Delaware limited partnership, Bruce S. Sherman and Gregg J. Powers with respect to shares of common stock, par value $0.001 per share, of BHC Financial, Inc., a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.



Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, $0.001 par value per share (the "Common Stock"), of BHC Financial, Inc., a Delaware corporation (the "Company"), the principal executive office of which is located at 2005 Market Street, Philadelphia, Pennsylvania 19103. The Common Stock is traded on the Nasdaq National Market tier of the Nasdaq Stock Market.


Item 2. Identity and Backround.

(a) Name. The persons filing this Schedule 13D are Private Capital Management, Inc. ("PCM"), SPS Partners, L.P. ("SPS"), Bruce S. Sherman and Gregg J. Powers. PCM, SPS, Mr. Sherman and Mr. Powers are collectively referred to as the "Reporting Persons". Mr. Sherman is President of Private Capital Management, Inc. ("PCM") and exercises shared dispositive power with respect to shares held by it on behalf of its clients. Mr. Sherman is also the Managing General Partner of SPS Partners, L.P. ("SPS") which acts as the Investment Advisor for the Entrepreneurial Value Fund, L.P. ("EVF"), and exercises shared dispositive power with respect to those shares held by it. Mr. Powers is an employee of PCM and affiliates thereof and he (i) does not exercise sole or shared dispositive or voting powers with respect to shares held by PCM or SPS, (ii) disclaims beneficial ownership of shares held by Mr. Sherman, PCM and SPS, and (iii) disclaims, along with Mr. Sherman, the existence of a group.

(b) Business Address. Each of the Reporting Person's business address is 3003 Tamiami Trail North, Naples, FL 34103.

(c) Principal Occupation. PCM and SPS are registered investment advisers under the Investment Advisers Act of 1940. PCM has the power and authority to make decisions to buy and sell securities on behalf of its clients. Bruce S. Sherman is President and director of PCM. Mr. Sherman, as President of PCM and Managing General Partner of SPS, has the authority to direct the actions of PCM and SPS, including the decisions to buy and sell stock. Mr. Powers is Vice President of PCM.

(d) None of the Reporting Persons has, during the last five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) PCM is a corporation organized under the laws of the state of Florida. SPS is a limited partnership organized under the laws of the state of Delaware. Mr. Sherman and Mr. Powers are United States citizens.


Item 3.  Source and Amount of Funds or Other Consideration.

Since the filing of Schedule 13D, PCM has had 6,800 shares withdrawn from management.

As previously reported, SPS has acquired 131,500 shares of Common Stock at an aggregate purchase price of $1,763,891. Funds for these purchases were derived from the partners of EVF.

As previously reported, Mr. Sherman has acquired 800 shares of Common Stock at an aggregate purchase price of $14,861, which were acquired with his personal funds.

As previously reported, Mr. Powers has acquired 1,000 shares of Common Stock at an aggregate purchase price of $9,160, which were acquired with his personal funds.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended to add the following:

On Tuesday, October 15th, Bruce S. Sherman and Gregg J. Powers made a presentation to the Company's Board of Directors at which they offered to structure a merger transaction pursuant to which all outstanding shares would be acquired for cash. In connection with their presentation, Messrs. Sherman and Powers delivered the following letter to the Company's Board of Directors.


October 15, 1996


Board of Directors
BHC Financial Inc.


Gentlemen:

Based upon our review of public information as well as the other information previously provided to us by the Company, we believe that a transaction can be structured to acquire all outstanding shares at a significant premium over the closing price on September 30, 1996 when discussions commenced. The transaction would be effected pursuant to a merger with a corporation to be formed by us and our investors which would be submitted to, and approved by, the Company's shareholders.
We are fully convinced that such a transaction is in the best interests of the Company, its employees, and its shareholders and would be well received by your shareholders.

With the support of the Board, we would be prepared to move quickly to complete due diligence and negotiate a mutually acceptable merger agreement. Toward this end, we have retained the services of Skadden, Arps, Slate, Meagher & Flom, a firm with significant experience in transactions of this type.

While any transaction would be subject to the completion of financing, based on discussions with our investor group, we are confident that such financing can be successfully arranged. We currently contemplate that a significant portion, if not all, of the financing is expected to be in the form of equity capital.

We continue to be impressed with the management of the Company. In this regard, our current intention is to retain all members of senior management and work with them to structure appropriate equity-incentive programs following the merger.

In view of the significant time and expense associated with undertaking a transaction of this type, we would expect that the Company would not actively solicit proposals from third parties while we are engaging in negotiations and would agree to reimburse us for all out-of-pocket expenses in the event the Company accepts an unsolicited proposal from a third party which results in an alternative transaction. We would appreciate if the understanding set forth in this paragraph could be confirmed in writing, by signing in the space below and returning to us a signed copy of this letter.

Our partnership and its affiliates have been engaged in the securities industry for over ten years and includes the successful operation of a broker-dealer, an investment advisory firm with in excess of $1.1 billion under management, and the acquisition and successful management of a $3.2 billion financial institution.

While we would have preferred to keep this confidential, as I am sure you can appreciate our disclosure obligations pursuant to Schedule 13D under the federal securities laws will require us to file a copy of this letter with the SEC shortly.

We are enthusiastic about a possible transaction with the Company and its Management and look forward to working together toward a successful transaction which is beneficial to all parties.

Thank you for this opportunity.

Sincerely,


/s/ Bruce S. Sherman                    /s/ Gregg J. Powers
______________________________          ______________________________
Bruce S. Sherman                        Gregg J. Powers




Accepted and Agreed to:

BHC Financial Inc.



By ______________________________



Following the conclusion of their presentation, Messrs. Sherman and Powers indicated that they looked forward to a positive response from the Board of Directors, which they hoped would be forthcoming shortly.


Item 5.

(a) The Company's Form 10-Q for the quarter ended June 28, 1996, disclosed that 6,457,377 shares of the Common Stock were outstanding on August 12, 1996. PCM beneficially owns 1,102,350 shares of the Common Stock on behalf of its clients which represent approximately 17.07% of the outstanding shares of the Common Stock. SPS, Mr. Sherman and Mr. Powers beneficially own 131,500, 800 and 1,000 shares of the Common Stock, respectively, which represent 2.04%, 0.01% and 0.02%, respectively, of the outstanding shares of the Common Stock. As President of PCM, Mr. Sherman may be deemed to be beneficial owner of shares of the Common Stock in the PCM investment advisory accounts of clients. While Mr. Sherman and PCM may be deemed to benificially own 1,102,350 shares of the Common Stock in the PCM investment advisory accounts of clients, the filing of this Schedule 13D shall not be construed as an admission that such persons are the beneficial owners of any such securities. Mr. Sherman disclaims ownership of the shares of the Common Stock deemed to be beneficially owned by PCM.
As Managing General Partner of SPS, Mr. Sherman may be deemed to be beneficial owner of shares of the Common Stock beneficially owned by SPS. While Mr. Sherman may be deemed to beneficially own 131,500 shares of the Common Stock beneficially owned by SPS, the filing of this Schedule 13D shall not be construed as an admission that Mr. Sherman is the beneficial owner of any such securities. Mr. Sherman disclaims ownership of the shares of the Common Stock beneficially owned by SPS.

(b) PCM and Mr. Sherman, as President of PCM, have shared dispositive power with respect to the shares of the Common Stock managed by PCM and do not have either sole or shared voting power with respect to such shares of the Common Stock. SPS and Mr. Sherman, as Managing General Partner of SPS, have shared dispositive power with respect to the shares of the Common Stock beneficially owned by SPS and do not have either sole or shared voting power with respect to such shares of the Common Stock. Mr. Sherman and Mr. Powers have sole voting and dispositive power with respect to the shares of the Common Stock beneficially owned by them in their individual capacities.

(c) The following table sets forth the Reporting Persons' transactions in the shares of the Common Stock since the last filing on October 4, 1996:

           Number of     Purchase Price
Date       Shares        Per Share       Transaction Effected

10/07/96   4,000                         Withdrawn From Management
10/14/96   2,800                         Withdrawn From Management


(d)  PCM, an investment advisor registered under the Investment
Advisors Act of 1940, pursuant to investment advisory contracts with its clients has sole power to dispose or to direct the disposition of the shares of the Common Stock in the advisory accounts. The individual clients, none of whom individually owns beneficially more than 5% of the total class of such securities, have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of the Common Stock.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the investment advisory contracts with its clients and the relationships as described in Item 5 above, the Reporting Persons are not parties to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the shares of the Common Stock.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 - An agreement relating to the filing of Schedule 13D is hereby filed as an exhibit.


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.



Dated October 16, 1996


PRIVATE CAPITAL MANAGEMENT, INC.

By:(Signature)
Bruce S. Sherman
Chairman and President

SPS Partners, L.P.

By:(Signature)
Bruce S. Sherman
Managing General Partner

(Signature)
Bruce S. Sherman
Individually

(Signature)
Gregg J. Powers
Individually


Exhibit 1

AGREEMENT RELATING TO THE FILING OF JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(f) OF THE SECURITIES EXCHANGE ACT OF 1934


The undersigned Reporting Persons agree that the Schedule 13D to which this Agreement is attached is filed on behalf of each one of them.


Dated:  October 16, 1996

PRIVATE CAPITAL MANAGEMENT, INC

By: (Signature)
Bruce S. Sherman
Chairman and President

SPS PARTNERS, L.P.

By: (Signature)
Bruce S. Sherman
Managing General Partner

(Signature)
Bruce S. Sherman
Individually

(Signature)
Gregg J. Powers
Individually